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Dodge & Cox  /  Investment Managers  /  San Francisco
0%
2%
4%
6%
8%
10%
12%
14%
16%
18%
20%
Investments in the “Emerging Markets”
as of March 31, 2007
0.3 Bezeq
1.4 Standard Bank 1.4 Grupo Televisa
15.5% Total
0.5 MA Industries
0.8% Israel
0.3 Anadolu Efes
0.3% Turkey 0.5 Sadia
0.5 Ultrapar
0.7 Kasikornbank 0.5 Unibanco
0.7% Thailand
1.3 Petrobras
1.1 LG. Philips
2.8% Brazil
1.1 KT Corp
1.4 Kookmin Bank
0.4 Consorcio Ara
3.6% South Korea 0.5 Banorte
0.6 Corporation Geo
0.8
0.5
Naspers
Tiger Brands
0.9
0.8
Cemex
Femsa
2.7% South Africa
4.6% Mexico
ISF Emerging Markets Investments: 20 Companies / 7 Countries
MSCI Emerging Markets Universe: 960 Companies / 27 Countries
Asia
China
India
Indonesia
*South Korea
Malaysia
Pakistan
Philippines
Sri Lanka
Taiwan
*Thailand
Latin America
Argentina
*Brazil
Chile
Colombia
*Mexico
Panama
Peru
Venezuela
Africa
Morocco
*South Africa
Europe
Czech Republic
Poland
Russia
*Turkey
Middle East
Egypt
*Israel
Jordan
* Countries where the Fund is currently invested.
Observations
ISF Historical Emerging Markets Weight
15.5%
Over the next three to five years, we believe that the developing world will continue to play an important role in global GDP growth.
We rigorously assess the long-term prospects and governance of each company, arriving at the Fund’s emerging markets weight on a bottom up basis.
Emerging market countries have a wide range of economies, political systems and legal & regulatory regimes.
Foreign investing, especially in developing countries, has special risks such as currency and market volatility and political and social instability. Before investing in any Dodge & Cox Fund, an investor should carefully consider the Fund’s investment objectives, management fees, risks and expenses. To obtain a Fund’s prospectus, which contains this and other important information, visit www.dodgeandcox.com or call 800-621-3979. Please read the prospectus carefully before investing.